Exhibit 1

PRESS RELEASE	May 3, 2005

Syneron Medical Reports First Quarter 2005 Earnings

Q1 sales rise 53% year-on-year, marking the 13th consecutive quarter of growth

Yokneam, Israel – May 3, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced first quarter financial results for the period ending March 31, 2005. The Company’s revenues for the first quarter of 2005 were $18.5 million, compared to $12.1 million recorded in the first quarter of 2004.

Net income for the first quarter was $7.5 million, on a GAAP basis, compared to net income of $5.5 million reported in the same period last year. Results for the first quarter of 2005 included a one-time charge in the amount of $1.1 million for expenses related to the secondary offering and legal costs. Diluted earnings per share (EPS) for the first quarter of 2005 were $0.27, which takes into account $0.05 of the one-time charge, compared to diluted EPS of $0.26 in the first quarter of 2004.

Pro forma net income for the first quarter of 2005, excluding the one-time expenses related to the secondary offering and legal costs mentioned above, was $8.6 million. Pro forma diluted EPS were $0.32 for the first quarter of 2005, a 23% increase from the $0.26 for the first quarter of 2004.

Q1, 2005 sales surpass seasonally strong Q4 sales in 2004
Sales for the first quarter demonstrated continued sequential momentum, rising 6% over the $17.5 million in sales in the fourth quarter of 2004, despite the seasonal tendency for the last quarter of the year to be the strongest for the sector. The higher Q1 revenues reflected a rise in sales across Syneron’s portfolio of platforms and the successful worldwide market introduction of the Comet™ system for high-speed hair removal. The higher Q1 sales are also a result of recent strengthening of Syneron’s global distribution network.

Completion of secondary offering raises liquidity of shares
During the first quarter, Syneron successfully completed its secondary offering, which increased the free float of shares from 5 million to 13 million shares, equivalent to 53% of 24.6 million total shares outstanding. The higher liquidity as a result of the secondary issue has contributed to a notable rise in average daily trading volume in Syneron shares compared with the period prior to the announcement of the transaction. Following the secondary issue, equity research on Syneron has broadened to seven analysts, affording Syneron widespread institutional coverage.

Syneron is confirming revenue guidance for FY2005 of $78-80 million, representing a 36% increase over 2004. Guidance for Q2, 2005 has been set at $18-19 million.

Syneron Q1 2005 earnings

Commenting on the higher Q1 numbers, Moshe Mizrahy, CEO of Syneron Medical, said: “The quarterly rise in sales during a period that is usually slower than the previous quarter reflects Syneron Medical’s continued capture of market share. The global launch of the Comet in the first quarter, and the introduction of the VelaSmooth™ Cellulite Treatment system at the American Academy of Dermatology meeting in February, will serve to further solidify our leadership position in the market this year. “

Remarking on the secondary issue, Shimon Eckhouse, Chairman of the Board, observed that: “The success of the secondary issue and the higher trading activity in the aftermarket indicates that we achieved significant institutional interest in Syneron, which is supported by the higher free float of shares.”

Conference call
Syneron Management will host a conference call to discuss the results and quarterly highlights at 10:00 ET today, May 3, 2005. Investors and other interested parties may access a live webcast through Syneron’s web site at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s web site.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron Q1 2005 earnings

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron’s financial expectations regarding financial results for the 2004 fiscal year are forward-looking statements within the meaning of the safe harbor provisions of the Act. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron’s actual results to differ materially from the statements contained herein. Syneron’s second quarter financial results, as discussed in this release, are unaudited. Estimates of year-end financial results are subject to a number of assumptions regarding the future operation of Syneron’s business. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6376, email: davids@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo, ELOS, Comet, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Syneron Q1 2005 earnings

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands except per share data

	Three month ended March 31,
	2005	2005	2004
	PRO FORMA	US-GAAP	US-GAAP

Revenues	$18,509	$18,509	$12,130
Cost of revenues	2,581	2,581	1,440

Gross profit	15,928	15,928	10,690

Operating expenses
Research and development	991	991	647
Selling and marketing	5,850	5,850	4,455
General and administrative	716	716	243
One time expenses related to follow-on secondary offering
and legal costs	-	1,124	-

Total operating expenses	7,557	8,681	5,345

Operating income	8,371	7,247	5,345
Financial income, net	354	354	163

Income before taxes on income	8,725	7,601	5,508
Taxes on income	100	100	45

Net income	$8,625	$7,501	$5,463

Basic net earnings per share	$0.37	$0.32	$0.32

Diluted net earnings per share	$0.32	$0.27	$0.26

Weighted average number of shares used in per share
calculations (in thousands):
Basic	23,616	23,616	17,005

Diluted	27,380	27,380	21,232

Syneron Q1 2005 earnings

SYNERON MEDICAL LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2005	2004

CURRENT ASSETS
Cash and cash equivalents	$24,510	$12,468
Short-term deposits	58,290	57,893
Marketable securities	22,127	23,071
Trade receivables	11,631	8,628
Other accounts receivables and prepaid expenses	1,615	1,532
Inventories	3,618	3,134

Total current assets	121,791	106,726

LONG-TERM ASSETS

Severance pay fund	225	196
Long-term bank deposit and others	1,031	28
Long-term trade receivables	462	754
Property and equipment, net	957	842

Total long-term assets	2,675	1,820

OTHER ASSET	1,364	1,000

Total assets	$125,830	$109,546

CURRENT LIABILITIES
Trade payables	$2,185	$1,520
Other current liabilities	16,412	10,135

Total current liabilities	18,597	11,655

LONG-TERM LIABILITIES
Deferred revenues	3,598	3,276
Accrued severance pay	259	214

Total long-term liabilities	3,857	3,490

SHAREHOLDERS' EQUITY	103,376	94,401

Total liabilities and shareholders' equity	$125,830	$109,546

Syneron Q1 2005 earnings

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Three month ended March 31,
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,501	$5,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	128	18
Accrued severance pay, net	16	4
Increase in short-term and long-term trade receivables	(2,711)	(548)
Increase (decrease) in other accounts receivables and prepaid expenses	152	(423)
Increase (decrease) in inventories	(484)	189
Increase (decrease) in trade payables	665	(81)
Increase (decrease) in other current liabilities	5,553	(1,571)
Decrease in long-term litigation settlement fee	-	-
Gain (loss) on available for sale securities	229	249
Stock-based compensation	37	37
Increase in deferred revenues	1,122	247
Loss on sales of property and equipment	12	-

Net cash provided by operating activities	12,220	3,584

CASH FLOW FROM INVESTMENTING ACTIVITIES
Investment in short-term deposits	(397)	-
Purchase of available-for-sale securities	(162)	(6,266)
Proceeds from sale of available-for-sale securities	650	646
Payment for acquisition of long-term loans and others	(2,003)	-
Proceeds from long term loans	765	17
Purchase of property and equipment	(183)	(72)
Purchase of other assets	(436)	-

Net cash used in investing activities	(1,766)	(5,675)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary and preferred shares, net	-	149
Exercise of options	1,588	-
Repurchase of preferred A shares from shareholders	-	(235)

Net cash provided by (used in) financing activities	1,588	(86)

Increase (decrease) cash and cash equivalents	12,042	(2,177)
Cash and cash equivalents at the beginning of the period	12,468	6,153

Cash and cash equivalents at the end of the period	$24,510	$3,976